Exhibit 99.2

360 Finance Announces Second Quarter 2019 Unaudited Financial Results

Shanghai, Aug. 23, 2019 /PRNewswire/ 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter Operational Highlights

•                      Loan origination volume*1 was RMB48,378 million, an increase of 127% from RMB21,277 million in the same period of 2018, and an increase of 17% from RMB41,202 million in the first quarter of 2019.

•                      Outstanding loan balance*2 was RMB61,289 million as of June 30, 2019, an increase of 133% from RMB26,268 million as of June 30, 2018, and an increase of 17% from RMB52,578 million as of March 31, 2019.

•                      The weighted average tenor of loans originated was approximately 7.76 months, compared with 8.82 months in the same period of 2018, and 8.01 months in the first quarter of 2019.

•                      Cumulative registered users was 109.28 million, an increase of 96% from 55.6 million as of June 30, 2018, and an increase of 15% from 95.08 million as of March 31, 2019.

•                      Users with approved credit lines*3 was 19.23 million as of June 30, 2019, an increase of 169% from 7.16 million as of June 30, 2018, and an increase of 20% from 16.03 million as of March 31, 2019.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 12.54 million as of June 30, 2019, an increase of 167% from 4.69 million as of June 30, 2018, and an increase of 20% from 10.43 million as of March 31, 2019.

•                      90 day+ delinquency ratio*4 was 1.02% as of June 30, 2019.

•                      The percentage of funding from financial institutions*5 was 85%

•                      Repeat borrower contribution*6 was 69.7%.

(1) “Loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period.

(2) “Outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period, excluding loans delinquent for more than 180 days.

(3) “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

(4) “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off are not included in the delinquency rate calculation.

(5) “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

(6) “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

Second Quarter 2019 Financial Highlights

•                      Total net revenue was RMB2,226.9 million (US$324.4 million), an increase of 128% from RMB978.5 million in the same period of 2018.

•                      Income from operations was RMB829.6 million (US$120.8 million), compared with loss from operations of RMB 41.3 million in the same period of 2018.

•                      Non-GAAP*7 income from operations was RMB 903.2 million (US$131.6 million), an increase of 113% from RMB424.7 million in the same period of 2018.

•                      Operating margin was 37.3%. Non-GAAP operating margin was 40.6%, compared with 43.4% in the same period of 2018.

•                      Net income was RMB618.2 million (US$90.0 million), compared with net loss of RMB 142.4 million in the same period of 2018.

•                      Non-GAAP net income was RMB691.7 million (US$100.8 million), an increase of 114% from RMB323.6 million in the same period of 2018.

•                      Net income margin was 27.8%. Non-GAAP net income margin was 31.1%, compared with 33.1% in the same period of 2018.

(7) Non-GAAP income from operations and Non-GAAP net income are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 Finance, commented, “We are pleased to report another quarter of solid business growth, with loan origination volume increasing by 17% from the previous quarter to RMB 48.4 billion, cumulative registered users reaching 109.3 million and outstanding loan balance reaching RMB 61.3 billion. We are very proud of acquiring more than 100 million registered users in less than 3 years since our inception. Our strong business development is primarily driven by our expanding user base and continuous investment in advanced technologies such as big data and artificial intelligence. As of June 30, 2019, we had submitted applications for 139 patents for our proprietary financial technologies. As we continue to see enormous market potential, we remain committed to attracting more high-quality users to drive sustainable growth in the future.”

Mr. Wu continued, “We have significantly increased our loan origination under a ‘capital light’ model for our institutional funding partners. We expect this trend to continue as we focus more on offering technology services to our partners. Leveraging our big data technology, we will further address the various consumption needs of our huge user base by providing them with more diversified products and services. In addition, we are actively exploring opportunities to extend our fintech services to select international markets such as Southeast Asia and South Asia.”

Mr. Jiang Wu, Chief Financial Officer of 360 Finance, stated, “Our total net revenues increased 128% year-on-year to RMB2.2 billion in the second quarter. In addition to driving the steady growth of our business, we are also optimizing the mix of loans facilitated under different models. During the quarter, loan origination under the ‘capital light’ model reached RMB 3.8 billion, which was over 10 times higher than the previous quarter and accounted for 8% of our loan origination in this quarter. In the second quarter, we also originated more on-balance sheet loans through consolidated trusts, which generate financing income and better match revenue recognition with cash flow. Furthermore, we continued to invest vigorously in brand promotion and customer acquisition for sustainable growth in the long-term.”

Mr. Yan Zheng, Vice President of 360 Finance, added, “The industry-leading performance of loans originated through our platform is well recognized by our institutional funding partners. It has enabled us to obtain sufficient institutional funding at competitive cost and offer more affordable credit products to our users. We believe our exceptional research and development capabilities driven by artificial intelligence and proven track record in terms of risk management have laid a solid foundation for our cooperation with financial institutions. We will continue to invest in artificial intelligence to enhance our risk management capabilities in order to safeguard our business and deliver sustainable value to our users and funding partners.”

Second Quarter 2019 Financial Results

Total net revenues increased 128% to RMB2,226.9 million (US$324.4 million) from RMB978.5 million in the same period of 2018, primarily due to an increase in loan facilitation service fees, post origination service fees and financing income associated with an increase in loan origination volume.

Revenue from loan facilitation services increased 83% to RMB1,293.1 million (US$188.4 million) from RMB706.7 million in the same period of 2018, primarily due to an increase in loan origination volume through the Company’s platform.

Revenue from post-origination services increased 327% to RMB500.4 million (US$72.9 million) from RMB117.1 million in the same period of 2018, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods through the Company’s platform.

Financing income*8 increased 187% to RMB234.3 million (US$34.1 million) from RMB81.5 million in the same period of 2018, primarily due to an increase in loan origination funded by our consolidated trusts. Financing income was recognized over the lifetime of the loans; therefore its growth rate lagged the growth rate of on-balance sheet loans.

Other service fee revenues increased 172% to RMB199.2 million (US$29.0 million) from RMB73.2 million in the same period of 2018, primarily due to an increase in referral service fees.

Total operating costs and expenses increased 37% to RMB1,397.3 million (US$203.5 million) from RMB1019.8 million in the same period of 2018, primarily due to an increase in expenses associated with loan origination and online customer acquisition.

Origination and servicing expenses increased 33% to RMB304.0 million (US$44.3 million) from RMB229.0 million in the same period of 2018, primarily due to an increase in loan origination volume and the associated costs incurred to originate and service loans through the Company’s platform.

Sales and marketing expenses increased 124% to RMB838.6 million (US$122.2 million) from RMB374.0 million in the same period of 2018, primarily due to an increase in advertising expenses to promote the Company’s brand and attract users to the platform.

General and administrative expenses decreased 62% to RMB142.7 million (US$20.8 million) from RMB371.5 million in the same period of 2018, primarily due to a decrease in share-based compensation.

Provision for loans receivable increased 213% to RMB37.3 million (US$5.4 million) from RMB11.9 million in the same period of 2018, primarily due to an increase in loan origination funded by consolidated trusts.

Provision for financial assets receivable increased 158% to RMB31.8 million (US$4.6 million) from RMB12.3 million in the same period of 2018, primarily due to an increase in loan origination volume.

Provision for accounts receivable and contract assets increased 103% to RMB43.0 million (US$6.3 million) from RMB21.2 million in the same period of 2018, primarily due to an increase in loan origination volume.

Income from operations was RMB829.6 million (US$120.8 million), compared with a loss from operations of RMB41.3 million in the same period of 2018.

Non-GAAP income from operations increased 113% to RMB903.2 million (US$131.6 million) from RMB424.7 million in the same period of 2018.

Operating margin was 37.3%. Non-GAAP operating margin was 40.6%, compared with non-GAAP operating margin of 43.4% in the same period of 2018.

Income before income tax expense was RMB791.1 million (US$115.2 million), compared with a loss before income tax expense of RMB38.7 million in the same period of 2018.

Income tax expense was RMB172.9 million (US$25.2 million), compared with RMB103.8 million in the same period of 2018.

Net income was RMB618.2 million (US$90.0 million), compared with a net loss of RMB142.4 million in the same period of 2018.

Non-GAAP net income increased 114% to RMB691.7 million (US$100.8 million) from RMB323.6 million in the same period of 2018.

Net income margin was 27.8%. Non-GAAP net income margin was 31.1%, compared with non-GAAP net income margin of 33.1% in the same period of 2018.

(8) “Financing income” is generated from loans originated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M6+ Delinquency Rate by Vintage

The following chart displays the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the Company’s platform:

https://photos.prnasia.com/prnk/20190823/2560101-1

Business Outlook

360 Finance currently expects total net revenue for fiscal year 2019 to be in the range of RMB8,000 million to RMB8,500 million. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, August 23, 2019 (8:00 PM Beijing Time on August 23, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-3018-4992
China:	4001-201-203
International:	1-412-902-4272
Passcode:	360 Finance

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone one hour after the end of the conference call until 7:59 AM ET on August 30, 2019 at the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10134530

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360jinrong.net.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: ir.360jinrong.net

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation and non-GAAP net income in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2019.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

Mr. Matthew Li

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,445,802	1,827,758	266,243
Restricted cash	567,794	1,297,091	188,943
Security deposit prepaid to third-party guarantee companies	795,700	1,072,705	156,257
Funds receivable from third party payment service providers	142,622	1,175,271	171,198
Accounts receivable and contract assets, net	1,791,745	2,526,816	368,072
Financial assets receivable, net	1,193,621	1,676,132	244,156
Amounts due from related parties	484,286	591,325	86,136
Loans receivable, net	811,433	4,691,458	683,388
Prepaid expenses and other assets	109,016	367,856	53,585
Total current assets	7,342,019	15,226,412	2,217,978
Non-current assets:
Accounts receivable and contract assets, net-non current	—	168	24
Financial assets receivable, net-non current	—	462	67
Property and equipment, net	6,869	14,062	2,048
Intangible assets	847	1,651	240
Total non-current assets	7,716	16,343	2,379
TOTAL ASSETS	7,349,735	15,242,755	2,220,357

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	2,334,074	339,997
Accrued expenses and other current liabilities	518,955	1,738,644	253,260
Amounts due to related parties	78,767	165,074	24,046
Short term loans	—	1,435,000	209,031
Guarantee liabilities	1,399,174	2,063,953	300,649
Income tax payable	432,066	556,828	81,111
Other tax payable	164,478	252,988	36,852
Total current liabilities	2,893,781	8,546,561	1,244,946
Non-current liabilities:
Deferred tax liabilities	15,758	12,629	1,840
Payable to investors of the consolidated trusts-noncurrent	—	765,400	111,493
Total non-current liabilities	15,758	778,029	113,333
TOTAL LIABILITIES	2,909,539	9,324,590	1,358,279
Ordinary shares	20	20	3
Additional paid-in capital	4,866,756	5,009,137	729,663
Accumulated (deficit)/retained earnings	(430,263)	907,855	132,244
Other comprehensive income	3,683	1,153	168
TOTAL EQUITY	4,440,196	5,918,165	862,078
TOTAL LIABILITIES AND EQUITY	7,349,735	15,242,755	2,220,357

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue from loan facilitation services	706,671	1,293,100	188,361	1,095,263	2,647,171	385,604
Revenue from post-origination services	117,120	500,402	72,892	192,377	921,159	134,182
Financing income	81,489	234,275	34,126	156,011	314,460	45,806
Other service fee revenues	73,215	199,171	29,013	134,214	353,137	51,440
Total net revenue	978,495	2,226,948	324,392	1,577,865	4,235,927	617,032
Origination and servicing	228,956	303,986	44,281	328,649	532,091	77,508
Sales and marketing	373,961	838,619	122,159	603,234	1,529,935	222,860
General and administrative	371,506	142,693	20,786	398,349	244,193	35,571
Provision for loans receivable	11,894	37,279	5,430	24,655	54,798	7,982
Provision for financial assets receivable	12,313	31,778	4,629	19,457	56,910	8,290
Provision for accounts receivable and contract assets	21,179	42,966	6,259	31,424	128,993	18,790
Total operating costs and expenses	1,019,809	1,397,321	203,544	1,405,769	2,546,920	371,001
(Loss)Income from operations	(41,314)	829,627	120,848	172,096	1,689,007	246,031
Interest income(expense), net	2,627	(5,109)	(744)	3,584	(1,932)	(281)
Foreign exchange loss	—	(35,264)	(5,137)	—	(2,728)	(397)
Other income, net	3	1,854	270	1,676	23,896	3,481
(Loss)Income before income tax expense	(38,684)	791,108	115,237	177,356	1,708,243	248,834
Income tax expense	(103,762)	(172,929)	(25,190)	(156,220)	(370,125)	(53,915)
Net (loss)income	(142,446)	618,179	90,047	21,136	1,338,118	194,919
Net (loss)income attributable to ordinary shareholders of the Company	(142,446)	618,179	90,047	21,136	1,338,118	194,919
Net (loss)income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(0.72)	2.15	0.31	0.11	4.65	0.68
Diluted	(0.72)	2.04	0.30	0.11	4.43	0.65
Weighted average shares used in calculating net income per ordinary share
Basic	198,347,168	287,652,707	287,652,707	198,347,168	287,652,707	287,652,707
Diluted	198,347,168	303,477,406	303,477,406	198,347,168	301,933,074	301,933,074

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Net (loss) income	(142,446)	618,179	90,047
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	37,483	5,460
Other comprehensive income	—	37,483	5,460
Total comprehensive (loss)income	(142,446)	655,662	95,507
Comprehensive (loss)income attributable to ordinary shareholders	(142,446)	655,662	95,507

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Net income	21,136	1,338,118	194,919
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	(2,530)	(369)
Other comprehensive loss	—	(2,530)	(369)
Total comprehensive income	21,136	1,335,588	194,550
Comprehensive income attributable to ordinary shareholders	21,136	1,335,588	194,550

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net (loss)income	(142,446)	618,179	90,047
Add: Share-based compensation expenses	466,008	73,537	10,712
Non-GAAP net income	323,562	691,716	100,759
Non-GAAP net income margin	33.1%	31.1%

Reconciliation of Non-GAAP Income from operations to Income from operations
(Loss)Income from operations	(41,314)	829,627	120,848
Add: Share-based compensation expenses	466,008	73,537	10,712
Non-GAAP Income from operations	424,694	903,164	131,560
Non-GAAP opreating margin	43.4%	40.6%

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	21,136	1,338,118	194,919
Add: Share-based compensation expenses	466,008	142,382	20,740
Non-GAAP net income	487,144	1,480,500	215,659
Non-GAAP net income margin	30.9%	35.0%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	172,096	1,689,007	246,031
Add: Share-based compensation expenses	466,008	142,382	20,740
Non-GAAP Income from operations	638,104	1,831,389	266,771
Non-GAAP opreating margin	40.4%	43.2%